American Tax Credit Properties III L.P.
340 Pemberwick Road
Greenwich, CT 06831

June 11, 2009

Ms. Cicely LaMothe
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.; Mail Stop 4561
Washington, D.C. 20549

RE:       American Tax Credit Properties III L.P. (the “Company”)
File No. 000-19217
Form 10-K for the year ended March 30, 2008
Form 10-Q for the quarter ended December 30, 2008

Dear Ms. LaMothe:

We refer to your letter dated May 22, 2009 to Mr. Neal Ludeke, former Chief Financial Officer of Richman Tax Credit Properties III L.P. in response to our letter of March 20, 2009, with respect to the filings referenced above. We provide the following explanations and responses to the comments of the Staff of the Division of Corporation Finance.

For your convenience, the Staff’s comments have been presented herein in bold, followed by the Company’s responses to those comments.  Capitalized terms used herein have the meanings we ascribed to them in our letter March 20, 2009.

Form 10-K for the year ended March 30, 2008

General

1.
We note your response to comment 1 of our letter dated February 10, 2009. We also note that, in the business section, you incorporate by reference disclosure from the company’s prospectus dated February 7, 1990, specifically pages 44 through 66 under the heading “Investment Objectives and Policies” and pages 20 through 31 under the heading “Risk Factors.” It appears that your disclosure in the business section of the 10-K should be updated. In future filings, please update this section to include the disclosure required by Item 101 of Regulation S-K. For example, please describe the disposition of any material amount of assets, the business done and intended to be done, principal markets, investment objectives and policies, competition, material governmental regulation, etc. Please tell us how you intend to comply.

Ms. LaMothe
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
June 11, 2009

Company’s response:

We appreciate the Staff’s comment that the business disclosure and risk factors incorporated by reference from the Company’s February 1990 prospectus have become dated.  In future filings, the Company will revise its business and risk factor disclosure to reflect the current state of affairs of the Company.

We note in this regard that, as discussed in our prior response to the Staff, the Company is at the later stages of its intended life cycle.  Investors in the Company have received all of their allotted Tax Credits, and those Tax Credits are no longer subject to recapture.  Its investee Local Partnerships have ended their respective Compliance Periods.  All that remains is for the properties held by the Local Partnerships to be sold, or equivalently for the Company to dispose of its interests in the Local Partnerships.  In most instances, the Company is looking to the general partners of the Local Partnerships to take the lead on the sale of the properties, although the Company generally has the right to assume this function if the local general partners fail to perform.  For the reasons discussed in our prior response, the Company does not anticipate substantial distributions to investors being made from the proceeds of sale of the properties.

Under these circumstances, there is no relevance to an S-K Item 101 discussion by the Company of “business done and intended to be done, principal markets, investment objectives and policies, competition, material governmental regulation, etc.”  Instead, as we suggested in our prior response, the revised business and risk factor disclosure will focus on the efforts being made to dispose of the properties, the state of the disposition activity, including any sales as they are completed, the prospects, if any, for cash distributions to investors from the dispositions and, when visibility allows, the time horizon for winding up the Company and its affairs.

2.	Please discuss in more detail the principal investment objectives of the Partnership related to:

•	distributions of cash from the sale or refinancing proceeds upon the disposition or refinancing of the properties; and

•	distributions of cash from the operations of the properties.

Also update your disclosure to discuss in more detail your plans for the properties and when the company will dispose of the properties and/or the Local Partnership interests.

Ms. LaMothe
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
June 11, 2009

Company’s response:

Please see our response to Comment No. 1.  We submit that the disclosures proposed there are equally responsive to this Comment No. 2.

We also offer the following observations.

•	The Company is focused on disposing of the properties of its investee Local Partnerships and has no intention of promoting the refinancing of the properties.

•
As we noted in our prior letter, the Company has never made any distributions from operating cash flow.  The nature of the properties is such that they are essentially precluded from generating any meaningful cash flow available for distribution to investors.

•
Also as noted in the prior letter, the properties are burdened with substantial mortgages, and many are subject by local law to extended use provisions to assure that they remain in the pool of low income housing.  Properties of this nature are not easy to sell, and the timeframe for their divestiture is difficult to predict.  It is virtually impossible to do so in the current real estate market.

As suggested in our response to Comment No. 1, however, in future filings the Company will provide investors with information on disposition activities, to the extent the information is available and its disclosure would not compromise sale negotiations that are at the time in progress.

3.
We note your disclosure on page 3 of your response that a large percentage of the net proceeds from the sale of a property by a Local Partnership is generally payable to its general partner in the form of deferred fees, and thus, there will be little proceeds upon a sale of a property available for distribution. In future filings, please discuss these fees in more detail in your Form 10-K. Please tell us how you intend to comply.

Company’s response:

In future filings, as requested by the Staff, the Company will discuss the fees due the general partners of the Local Partnerships upon disposition of the properties in greater detail.  In addition, as stated in our prior letter, the Company is a party to a deferred fee agreement dated as of August 16, 2001 with its General Partner, which sets forth certain fees due to the General Partner and a third party.  The deferred fee agreement will be filed as an exhibit to the Company’s next Annual Report on Form 10-K and will be discussed in future filings.

Ms. LaMothe
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
June 11, 2009

Note 5 Investment in Local Partnerships, page 29

4.
We have read and considered your response to comment nine. We noted your assertion that you have one equity investee, NP-89 Limited Dividend Housing Association Limited Partnership, that exceeded the 20% level of significance. Please note for future filings that the significance threshold in Rule 8-03(b)(3) is 20% or more (i.e., not only investees that exceed the 20% level of significance). Further note that for purpose of the income significance test, the numerator should include any write-down of the investment for impairment that is not otherwise reflected in the investee’s financial statements. Please explain how you considered the above guidance in determining whether Orange City Plaza Limited Partnership met the significance threshold in 2007 for purpose of complying with Rule 8-03(b)(3) of Regulation S-X.

Company’s response:

The Company had made the interpretation that the impairment recorded at the Company level was not included in the numerator for purpose of the income significance test.  Based on the Staff’s interpretation noted above, the Company will provide summarized financial information in all future filings.

5.	We were unable to locate the full audited financial statements of NP-89 Limited Dividend Housing Association Limited Partnership indicated in your response. Please advise.

Company’s response:

The Company incorrectly stated in its prior letter that the financial statements of NP-89 Limited Dividend Housing Association Limited Partnership had been filed.  They were not (although they had been filed in prior years), and the Company apologizes for the misstatement.  The Company notes that because it is a smaller reporting company, it is not required to file the financial statements of its significant equity investees, and the Company does not intend to include the NP-89 Limited Dividend Housing Association Limited Partnership financial statements or the financial statements of any other significant investees in its future filings.

Exhibits

6.
We note your response to comment 13. We note that you have not filed any documents defining the rights of security holders. Please ensure that you have filed all exhibits required by Item 601 of Regulation S-K.

Ms. LaMothe
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
June 11, 2009

Company’s response:

The rights of the Company’s security holders are defined in the Company’s Partnership Agreement, which was filed as an exhibit to the Company’s Prospectus filed pursuant to Rule 424(b)(3) on February 15, 1990.  As stated in our prior letter to the Staff, in the future, the Partnership Agreement will be incorporated by reference into the Company’s Annual Report on Form 10-K.

Statement

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any actions with respect to the filings; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of these matters.  Please contact me directly at 203-413-0365 to discuss this in more detail or to provide further clarification or explanation of the responses set forth herein.

Sincerely,

/s/James Hussey
James Hussey
Chief Financial Officer
Richman Housing Credits Inc.,
General Partner of Richman Tax Credit Properties III L.P.
General Partner of the Company